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Dear Shareholders, As Haynes International, Inc. entered its 97th year in October 2008, the signs of economic distress in the world economy were apparent. The crisis in the credit markets created a great deal of uncertainty in our end markets and customer orders slowed dramatically. In response to this downturn in the high-performance alloy business, we took appropriate, yet difficult, actions to improve our financial strength while maintaining our customer service levels. We curbed expenditures by reducing our worldwide workforce, implementing a salary freeze, and temporarily reducing salaries. We also adjusted production schedules for all manufacturing facilities and initiated planned furloughs and outages, while continuing to meet customer delivery requirements. We aligned our inventory to meet customer requirements and continued the application of lean manufacturing techniques. We remain committed to operational excellence, service, innovation and financial strength. We believe we made progress in each of these areas in fiscal 2009 and are positioned for further success in fiscal 2010. We demonstrated our commitment to operational excellence by investing in our plants and equipment. Since 2005, we have invested approximately $75.0 million on capital projects to improve the quality and reliability of our facilities and equipment. We recently announced plans to invest another $85.0 million over the next five years on new strategic capital spending, which includes $4.0 million per year on maintenance capital expenditures. We plan to spend approximately $15 million of this amount in fiscal 2010. New projects in fiscal 2010 and beyond will include upgrades to our four-high Steckel rolling mill and restructuring our service centers, with the goals of improving quality, reducing operating costs, improving on-time delivery and decreasing cycle time. Haynes continued to implement lean manufacturing techniques in fiscal 2009, which improved delivery reliability and inventory management. Our adoption and continued refinement of these techniques contributed to significant inventory reductions in fiscal 2009. These techniques are a cornerstone of our plan to reduce working capital as a percentage of revenue, even when demand eventually improves. We’ve also expanded the use of key metrics across our business, focusing on cost reduction initiatives and training in optimizing our manufacturing processes. Operational excellence also includes our responsibility to the community. We are proud that we were nominated for the 2009 Indiana Governor’s Award for environmental excellence, and we were recognized by Indiana Lt. Governor Becky Skillman for environmental stewardship. Furthermore, working with Purdue University and the U.S. Department of Energy, we’ve implemented initiatives which we estimate will result in savings of approximately $300,000 in annual energy costs. We are also extremely proud of our safety record. In November 2009, we surpassed one million man hours worked without a Lost Workday Incident at our Kokomo facility, which is an epic milestone in a manufacturing environment like ours and a tribute to our employees. As part of our commitment to customer service, we expanded our technical marketing group, which assists customers in development of applications and resolution of technical concerns. This group, along with our Research and Development team, responded to over 3,000 technical requests from end-users in fiscal 2009. We continue to be a leader in providing technical assistance to the high-performance alloy industry. Customer service means getting customers what they want, when they want it. To be even more responsive to our customers, we will increase emphasis on our worldwide service centers in the coming years. This will include expanded processing capabilities to strengthen our routes to market, as well as investments to more effectively use our equipment and personnel. These steps will improve the return on service center assets while supporting and growing our position in the market. Our long-standing commitment to innovation can be seen in both the new alloys we develop, as well as the new applications we pursue for our existing alloys. Fiscal 2009 saw continued success in the testing of HAYNES® 282® alloy for a variety of applications. Perhaps more importantly, our pursuit of new applications in the nuclear and solar energy markets resulted in firm orders. While geographic and end-market diversity give us a global footprint, alloy development for emerging technologies facilitates growth in new and existing markets, as well as strong customer retention. Our strong balance sheet gives us financial flexibility. We started fiscal 2009 with approximately $7.1 million in cash and, as of September 30, 2009, we had approximately $105.1 million in cash. In addition, the balance of our revolving credit facility was reduced by $11.8 million to zero, and we had $120.0 million availability under our revolving credit facility at the end of the fiscal year. Our cash flow results were clearly the most rewarding aspect of our performance in fiscal 2009. During the fiscal year, we generated $120.0 million in cash from operations. As a result of this success, for the first time in our history, Haynes paid a quarterly dividend of $0.20 per share to shareholders of record as of December 3, 2009. The demand outlook in all of our core markets remains clouded for fiscal 2010. However, I continue to believe that the long-term outlook for our core markets remains positive as the world’s need for power, air transport and advanced chemicals will drive growth. We will continue to set industry standards, win new business and expand into new markets to better position ourselves in the high-performance alloy industry. Finally, we would like to extend our heartfelt thanks to Jim Laird, our Vice President – Marketing, Research and Development, who retired at the end of 2009. Jim served Haynes for over 26 years in a variety of capacities. He leaves behind a legacy of new alloys, new applications, and new geographies that were developed under his leadership that will serve us well as we enter Haynes’ next century. We remain confident in our future. Our people, innovation and heritage are tremendous sources of strength. We have an experienced management team that has been tested before, and we have a proven track record of performance. Haynes is well-positioned to deal with the challenges of the downturn and ultimately manage the upturn more effectively than ever before. Sincerely, Mark Comerford President and Chief Executive Officer Haynes International, Inc. HAYNES 2009 ANNUAL REPORT 1 President’s Letter

2 HAYNES 2009 ANNUAL REPORT We help define industry requirements. Whether we are developing a new hightemperature alloy that pushes operating temperatures to higher levels or a unique corrosion-resistant alloy that performs where other alloys can’t, we partner with our customers to create innovative solutions for demanding applications. Haynes products will be used for new and growing clean energy sources. This photo is a central solar power generation facility using molten salt technology created by Pratt & Whitney Rocketdyne and SolarReserve.

While others have reduced their efforts in research and development, Haynes remains committed to market and product development. We continue to focus directly on customer demand and to conduct long-term research and development. Our research and development team includes physical metallurgists, electrochemical scientists, high-temperature and corrosion scientists, mechanical metallurgists and welding engineers. Because of our strong technical expertise, we are able to provide innovative solutions for demanding applications and emerging technologies. Our research and development, technical marketing, and sales teams combine a wealth of metallurgical expertise and in-depth knowledge of our alloys’ capabilities and our manufacturing processes with a genuine willingness to seek the best solution for the customer. We focus our efforts on understanding the technical requirements of the application. With this approach, we’ve developed hundreds of commercial and engineering contacts throughout the world and engage them regularly as part of our research and development efforts. We continue to focus on new alloy development to provide customers with “enabling” materials solutions. Our objective is to provide our customers with the ability to design their products more aggressively and explore technologies previously considered infeasible. Our broad alloy portfolio enables customers to achieve higher efficiencies, reduce pollution levels, extend product life and reduce costs. For example, HAYNES® 282® alloy is being tested to improve the efficiency and extend life for combustor liners on large land-based gas turbine engines. Extrusion dies made from HAYNES® 242® alloy have improved quality and lowered manufacturing costs for commercial aircraft fuselage sections. We are also engaged in several projects intended to accelerate the acceptance of our recently introduced alloys. For example, efforts are underway to get HASTELLOY® HYBRID-BC1® alloy into the American Society of Mechanical Engineers boiler code, and move forward with an Aerospace Materials Specification for HAYNES® 282® alloy. We work to secure new business with our proprietary alloys. Renewable energy is an indispensable part of the energy mix of the future, and we have developed alloys to capture the growth in these markets. Our hightemperature alloys can be used in hot sections of certain types of solar engine generators and central receivers for solar power generation. High-purity polysilicon is a building block for photovoltaics in another type of solar power generation, and our alloys are being used by manufacturers of polysilicon in their process. Several of our hightemperature alloys are leading candidates to upgrade from lower grade materials for key components for future ultrasupercritical, highefficiency, coal-fired power plants. Alloy & Market Development HAYNES 2009 ANNUAL REPORT 3

Global Footprint 4 HAYNES 2009 ANNUAL REPORT We are endeavoring to position ourselves wherever design decisions are made and high-performance alloys are in demand. We have locations throughout North America and are within 48 hours of delivery to any North American customer. Haynes has invested in select pieces of equipment throughout our service center organization to provide value-added services to our customers. Our cutting capabilities include abrasive, saw, band and precision. We also have state-of-the- art plasma, laser and waterjet equipment for cutting shaped parts. Europe represents Haynes’ second largest market, behind North America. Over the past five years we have restructured our routes to market in Europe resulting in direct access to the gas turbine and aerospace markets in Germany, Italy, Scandinavia, Central and Eastern Europe, and the Confederation of Independent States. Our presence in Europe is driven by wholly-owned, affiliate companies located throughout the region along with a master distributor for corrosion alloys in select markets. Based on long-term agreements with key aerospace companies and their subcontractors, Haynes is the premier supplier of superalloy flat products to the European aerospace market. We have been doing business in Asia since the late 1950’s. To further strengthen our presence there, we established a Singapore sales office in 1999. The Singapore office provides a springboard for reaching the emerging markets of the ASEAN region. In 2003 we expanded our Asian operations by opening a 30,000 square foot service center in the Shanghai region, which offers finished products available for immediate delivery from stock and a range of cutting capabilities suitable for the chemical and land-based gas turbine industries. From there, we can export our products to neighboring countries, including South Korea, Japan, and others. The Chinese service center has close access to the sea port and the international airport, and major roadways surrounding Shanghai. Haynes is positioned to be a leading supply chain integrator reaching global markets.

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6 HAYNES 2009 ANNUAL REPORT Despite the economic challenges of fiscal 2009, we continued to improve our operations through on-going capital investment in our manufacturing facilities and equipment, and intensified our focus on lean manufacturing. We improved our delivery performance, decreased inventories and reduced lead-times by utilizing performance metrics in our manufacturing operations. Recent investments in our equipment have allowed us to reduce unplanned equipment outages, produce higher quality products at reduced costs and improve working capital management. We invested in our 4-high Steckel rolling mill with installation of new digital systems that provide better equipment reliability and product consistency. We also upgraded the 4-high furnace controls to provide improved statistical process control and data collection, and installed new lathes in our Kokomo finishing operations. We will continue to invest in our Kokomo operations with planned installation of new AOD vessels and transfer ladles. Finally, we upgraded the annealing and cleaning lines at our tubular facility, and added drawing and heat treating equipment at our wire facility. We recently announced plans to spend approximately $85.0 million over the next five years on new strategic initiatives, which includes approximately $20.0 million of recurring maintenance capital expenditures. This amount also includes a total of $10.0 million over the course of fiscal 2010 and 2011 to restructure, consolidate and enhance capabilities at our service center operations; approximately $30.0 million (or $6.0 million per year) on upgrades to our four-high Steckel rolling mill and supporting equipment; and approximately $25.0 million (or $5.0 million per year) on other equipment purchases and upgrades. These projects are expected to improve quality, reduce operating costs, improve delivery performance and decrease cycle time. Haynes’ equipment is specifically designed to manufacture high-performance alloy products. Our alloys require a lengthier, more complex production process and are difficult to manufacture. We have a combination of large automated mills and specialized equipment that gives us the versatility to process high or low volume orders according to stringent specifications for niche markets. Capital Investments

With a single point of contact, we can better fulfill our customer needs based on their exact requirements and specifications. Through our mill and service center combination, we have the flexibility to supply customers with volumes from one piece to 500,000 pounds or more using a single sales and distribution system. Since we restock our service centers with products from the mill, we have the ability to change an order that was designated for service center stock into a rush order to meet customer needs. We are constantly evaluating ways to more efficiently operate our service center network and improve on-time delivery. Through our service centers, we offer valueadded services, such as just-in-time delivery, kitting, quality control inspection, near-net shaped lasercut parts and specialized cutting. In addition to selling our standard product forms and sizes, we supply parts cut to specific drawings and specifications, which reduce the customer’s labor time and material waste. We are continuously expanding our capabilities to increase our customer operating efficiency, shorten their cycle time and become a true partner in their material management system. One of Haynes’ unique strengths is that we can sell directly from our mill or through our service centers based on customer requirements. This allows us to determine what our customers need and manufacture product to fulfill those needs. Service HAYNES 2009 ANNUAL REPORT 7

## Financial Strength

At the beginning of fiscal 2009, we committed ourselves to improving our financial strength in three primary areas:

- We negotiated an extension of the revolving credit facility with a group of lenders led by Wachovia Capital Finance Corporation until September 30, 2011, which ensured that we had liquidity during a period of tight credit.
- We generated $120.0 million in cash from operations.
- We aggressively managed cost during the year.

These specific actions, in addition to other initiatives, have positioned us to be able to maximize our participation in the eventual improvement of our end markets.



REVENUE
Revenue ($mm)
Operating Income (Loss)($mm)
Net Income (Loss)($mm)
700
600
500
400
300
200
100
0
-100
559.8
108.5
66.1
637.0
98.9
62.8
438.6
-60.6
-52.3
2007
2008
2009

- The decrease in revenue from fiscal 2008 to fiscal 2009 was the result of a 20.6% reduction in volume and a 13.3% lower average selling price.
- Operating income and net income were reduced by $43.7 million and $42.9 million, respectively, as a result of the write-off of goodwill in the second quarter of fiscal 2009.



QUARTERLY OPERATING PERFORMANCE
Revenue ($mm)
Gross Profit Margin ($mm)
Gross Profit Margin %
140
120
100
80
60
40
20
0
-20
134.3
18.7
13.9
120.4
7.0
5.8
98.3
-8.2
-8.3
85.6
4.9
5.7
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter

- In response to the declining volume through fiscal 2009, staff reductions of approximately 18% were initiated and completed during the fiscal year.
- The recognition of higher cost material through cost of goods sold in fiscal 2009 reduced gross profit margin by approximately $36.2 million.



LIQUIDITY
Cash from Operations ($mm)
Cash ($mm)
Revolver Balance ($mm)
120
100
80
60
40
20
0
4.6
5.7
35.5
41.3
7.1
11.8
120.0
105.1
0.0
2007
2008
2009

- The $121.0 million reduction in inventory was the primary contributing factor in generating $120.0 million in cash from operations and an increased cash balance.
- The revolver balance was reduced by $11.8 million to zero during the year, resulting in $120.0 million of revolver availability.

8 HAYNES 2009 ANNUAL REPORT

OFFICERS Mark Comerford, President and Chief Executive Officer Marcel Martin, Vice President – Finance, Treasurer and Chief Financial Officer Dan Maudlin, Controller and Chief Accounting Officer V.R. Ishwar, Vice President – Marketing & Technology Stacy Knapper, Vice President – General Counsel & Corporate Secretary Marty Losch, Vice President – Sales & Distribution Jean Neel, Vice President – Corporate Affairs Scott Pinkham, Vice President – Manufacturing Greg Spalding, Vice President – Tube and Wire Products Jeff Young, Vice President & Chief Information Officer EXECUTIVE OFFICES Haynes International, Inc. 1020 West Park Avenue P.O. Box 9013 Kokomo, Indiana 46904-9013 Phone: (765) 456-6000 DIRECTORS John C. Corey, Chairman Mark Comerford, President, CEO Paul J. Bohan Donald C. Campion Robert H. Getz Timothy J. McCarthy William P. Wall STOCK LISTINGS & QUOTATIONS Haynes International, Inc.’s common stock is listed on The NASDAQ Global Market under the symbol “HAYN.” INVESTOR INQUIRIES Haynes International, Inc. Investor Relations Department (765) 456-6110 http://www.haynesintl.com/IR/InvRel.htm TRANSFER AGENT Wells Fargo Shareowner Services 161 N. Concord Exchange St. South St. Paul, MN 55075 Phone: (651) 306-4341 www.wellsfargo.com/shareownerservices NOTICE OF ANNUAL MEETING The annual meeting of shareholders will be held at the Conrad Indianapolis, 50 West Washington St., Indianapolis, Indiana 46204 on Monday, February 22, 2010. Proxy cards should be signed, dated and returned promptly to ensure all shares are represented at the annual meeting and voted in accordance with the instruction of their owners. Stockholders are encouraged to attend the annual meeting. FORM 10-K REPORT A copy of the Company’s Annual Report on Form 10-K (“Annual Report”), as filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended September 30, 2009 can be obtained, without charge, through the Company’s website address above or at www.sec. gov, the website for the Securities and Exchange Commission, or by writing to the Investor Relations Department at the Executive Offices. Forward-looking Information This document contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. When used in this document, the words “believes,” “anticipates,” “expects,” “plans” and similar expressions are intended to identify forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, such forward-looking statements are subject to a number of risks and uncertainties, and the Company can provide no assurances that such plans, intentions or expectations will be achieved. Many of these risks are discussed in detail in the Company’s filings with the Securities and Exchange Commission, in particular in its Form 10-K for the fiscal year ended September 30, 2009. You should carefully read these risk factors. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. All forward-looking statements speak only to the respective dates on which such statements are made and the Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. It is not possible to anticipate and list all risks and uncertainties that may affect the future operations or financial performance of the Company; however, they include, but are not limited to, statements regarding the intent, belief or current expectations of the Company or its management with respect to strategic plans; trends in the industries that consume the Company’s products; global economic and political uncertainties; production levels at the Company’s Kokomo, Indiana facility; commercialization of the Company’s production capacity; and the Company’s ability to develop new products.

Global Headquarters: 1020 W. Park Avenue P.O. Box 9013 | Kokomo, Indiana USA 46904-9013 800-354-0806 | haynesintl.com © 2010 Haynes International, Inc.